Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: August 21, 2023

INVESTOR PRESENTATION August 2023

PAGE 2 CAUTIONARY STATEMENT Forward - Looking Statements This presentation contains “forward - looking statements” within the meaning of Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934 , as amended . All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward - looking statements . Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward - looking statements . However, the absence of these words does not mean that the statements are not forward - looking . These forward - looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post - Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment - grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA . Information adjusted for the Proposed Transaction should not be considered a forecast of future results . There are a number of risks and uncertainties that could cause actual results to differ materially from the forward - looking statements included in this communication . These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID - 19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected . All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K that are available on ONEOK’s website at www . oneok . com and on the website of the SEC at www . sec . gov, and those detailed in Magellan’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K that are available on Magellan’s website at www . magellanlp . com and on the website of the SEC . All forward - looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate . Any forward - looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law . Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . All references in this presentation to financial guidance are based on the news releases issued on Feb . 27 , 2023 , May 2 , 2023 and Aug . 7 , 2023 , and are not being updated or affirmed by this presentation . Non - GAAP Financial Measures This presentation contains references to certain non - GAAP financial measures . The non - GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently . ONEOK’s or Magellan’s non - GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP . ONEOK or Magellan views these non - GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results .

PAGE 3 CAUTIONARY STATEMENT (CONTINUED) No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”) . Important Additional Information and Where to Find It In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK filed with the SEC a registration statement on Form S - 4 (as amended, the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction . The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC . INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS . The Registration Statement was declared effective by the SEC on July 24 , 2023 , and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25 , 2023 . Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www . sec . gov . Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www . oneok . com under the “Investors” tab . Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www . magellanlp . com under the “Investors” tab . Participants in the Solicitation ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction . Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10 - K for the 2022 fiscal year filed with the SEC on February 28 , 2023 , and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5 , 2023 , and in the joint proxy statement/prospectus . Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10 - K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21 , 2023 , and the joint proxy statement/prospectus . Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available . Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions .

PAGE 4 ONEOK VS. S&P 500 Source: Bloomberg market data as of July 31, 2023. A UNIQUE INVESTMENT OPPORTUNITY 389 288 29 13 1 Investment Grade Credit Rating (BBB - /Baa3) Large Market Cap (>$20 billion) High ESG Rating (‘AAA’ from MSCI) Consensus EPS Growth (>10% 2022 - 2023E) High Dividend Yield and Dividend Stability (~6%; >25 years without a dividend cut)

PAGE 5 ACQUISITION OF MAGELLAN MIDSTREAM PARTNERS This acquisition provides a compelling long - term value proposition , resulting in a more diversified company with added scope , scale and synergy opportunities . Diverse free cash flow generation Combining two industry Leaders in return on Invested capital Highly attractive dividend Enhanced growth opportunities Strong balance sheet and investment grade credit ratings S&P 500 index member

SYNERGY OPPORTUNITIES

IMMEDIATE TO NEAR-TERM (1-4 YEARS) WITH SIGNIFICANT POTENTIAL UPSIDE

BATCHING

- **Liquids pipelines provide opportunities to move NGLs or refined products through the same product pipelines.**
- Utilize available capacity and combined connectivity to ship refined products and NGLs to demand centers with higher value.
- Gather incremental NGL and refined products from Mid-Continent refineries and ship to Upper Midwest and/or Gulf Coast markets.

100,000 bpd @ 7 cpg = ~$110 MM*

BLENDING

- **Ability to mix products to obtain the higher value.**
- Increased unleaded/butane blending opportunities.
- Incremental NGL blending opportunities.

25,000 bpd @ 20 cpg = ~$75 MM*

BUNDLING

- **As volumes grow or contracts expire, a wider variety of services can be combined to offer greater value to customers.**
- Optimize system utilization and connectivity to and from key refineries and market centers.

25,000 bpd @ 10 cpg = ~$40 MM*

OTHER - STORAGE & OPTIMIZ.

- **Incremental and discretionary refined products, NGL and crude oil storage optimization and utilization.**
- Leverage marine/export expertise for potential NGL export infrastructure.

Risk-weighted Synergy Opportunities *(in millions)*	Assumed	Near-term Potential
Batching	$115	$270
Blending	$70	$195
Bundling	$25	$100
Other – Storage and Optimization	$30	$135
Subtotal of potential commercial synergies	$240	$700
High and low case risk-weighted commercial synergies *(risk-weighted at ~45%)*	$100	$315
G&A: *(assumes 12.5% of combined G&A; M&A avg. 25%)*	$100	$100
Total assumed potential synergies	**$200**	**$415**

Earnings potential examples provided for illustrative purposes.

PAGE 6

ONEOK

PAGE 7 102 183 191 27 0% > 0% - 2% > 2% - 5% > 5% $0.31 $3.82 (a) 2000 2023 ATTRACTIVE DIVIDEND PROFILE Source: Bloomberg dividend yield data as of July 31, 2023. (a) Annualized based on $0.955 per share declared in July 2023. 5.7% dividend yield >25 YEARS OF DIVIDEND STABILITY ONE OF THE HIGHEST YIELDS IN THE S&P 500 12% annual g rowth rate dividends paid (2000 – 2023)

PAGE 8 (a) Energy Information Administration (EIA) data. Year - end West Texas Intermediate (WTI) futures price for each period shown. 20 23 data shown as of July 31, 2023. (b) Includes a one - time insurance settlement gain of $779.3 million related to the Medford incident. Excludes the impact of the pend ing merger with Magellan Midstream Partners and future merger - related costs, to be comparable with the original guidance provided on Feb. 27, 2023. PROVEN GROWTH THROUGH COMMODITY CYCLES $4,675 (b) midpoint $- $1,000 $2,000 $3,000 $4,000 $5,000 $- $50 $100 $150 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023G WTI (a) Historical Strength ◆ Nine consecutive years of adjusted EBITDA growth ◆ >12% annual EBITDA growth rate (2013 - 2022) ◆ Significant earnings power and operating leverage from organic growth projects Sustainable adjusted EBITDA growth ($ in millions) WTI ($/ Bbl )

PAGE 9 ◆ Competitively positioned – key asset locations and market share ◆ Approximately 40,000 - mile network of natural gas liquids (NGL) and natural gas pipelines ◆ Greater than 10 Bcf/d (or 10%) of U.S. natural gas production is reliant on the utilization of ONEOK’s infrastructure ◆ Provides midstream services to producers, processors and customers ◆ Major supplier of NGLs to the petrochemical industry INTEGRATED. RELIABLE. DIVERSIFIED. Natural Gas Liquids Natural Gas Liquids Fractionator Natural Gas Gathering & Processing Natural Gas Processing Plants Natural Gas Pipelines Natural Gas Pipelines Storage Growth Projects NGL Market Hub

KEY INVESTMENT CONSIDERATIONS

ONEOK's Competitive Position

Market share

Strategic assets in NGL-rich U.S. shale basins.

Connectivity

Fully integrated assets.

Primary connectivity between key NGL market centers.

Operating leverage

Available capacity with low-multiple expansion capability.

Flexibility to grow at the pace customers need.

Financial flexibility

Strong balance sheet.

Investment-grade credit ratings.

Capital Allocation Priorities

1. **Invest in high-return organic projects**
   Adjacent to existing asset footprint
2. **Sustain and increase dividend**
   Target dividend payout ratio of ~85% or lower
3. **Maintain strong balance sheet**
   Investment-grade credit ratings and target 3.5x debt-to-EBITDA ratio
4. **Share repurchases**

PAGE 10

ONEOK

PAGE 11 DELIVERING THE ENERGY THAT IMPROVES OUR LIVES Natural Gas: A lower - emission hydrocarbon - based fuel, producing reliable and cleaner energy, compared with other fossil fuels. Natural Gas Liquids (NGLs): Ethane, propane, butane and natural gasoline are frequently produced along with natural gas and crude oil. NGLs have many end - u ses, from home heating and transportation fuel to feedstocks for a range of products that help protect public health, improve our quali ty of life and promote economic growth, including: COMMON USES OF NATURAL GAS AND NGLS Health Care Products NGLs provide developing nations access to safer, cleaner energy Electricity Generation Heating and Cooking Transportation Fuel Industrial/Manufacturing Clothing, Technology and Athletic E quipment Lightweight vehicle components and batteries F ood packaging critical in reducing food waste Building Materials Industrial/Manufacturing and Energy I nfrastructure

BUSINESS SEGMENTS

2023 GUIDANCE

2023 ADJUSTED EBITDA GUIDANCE

NATURAL GAS LIQUIDS


>60%

NATURAL GAS GATHERING AND PROCESSING


>25%

NATURAL GAS PIPELINES


>10%

	NATURAL GAS LIQUIDS	NATURAL GAS GATHERING AND PROCESSING	NATURAL GAS PIPELINES
EARNINGS MIX	**>90% fee based**	**>75% fee based**	**>95% fee based**
CONTRACT STRUCTURE	Fee-based, bundled service volume commitments and plant dedications	Fee contracts with a POP component[(a)]	Fee-based, demand charge contracts
COMPETITIVE ADVANTAGE	**~200** plant connections (>90% of Mid-Continent connections)	**Acres dedicated**: Williston Basin >3 million; STACK and SCOOP ~300,000	**Connected directly** to end-use markets (utility and industrial markets)

(a) Percent of proceeds (POP) contracts result in retaining a portion of the commodity sales proceeds associated with the agreement. Under certain fee with POP contracts, ONEOK's contractual fees and POP percentage may increase or decrease if production volumes, delivery pressures or commodity prices change relative to specified thresholds.

PAGE 12

ONEOK

PAGE 13 $3,380 $3,620 $697 $1,202 $1,575 2021 2022 2023G Adjusted EBITDA Capex DISCIPLINED AND INTENTIONAL GROWTH . (a) Return on Invested Capital is defined as Earnings Before Interest and Tax (EBIT) divided by Invested Capital. (b) Includes a one - time insurance settlement gain of $779.3 million related to the Medford incident. Excludes the impact of the pend ing merger with Magellan Midstream Partners and future merger - related costs, to be comparable with the original guidance provided on Feb. 27, 2023. Executing highly capital efficient projects 11.0% 14.8% 2017 2022 Return on Invested Capital (a) Organic capex drives adjusted EBITDA growth ($ in millions) $4,575 – $4,775 (b)

PAGE 14 12% 7% 6% 8% 9% 4% 5% 8% 8% 7% 6% 5% ~5% 76% 80% 87% 86% 86% ~90% 2018 2019 2020 2021 2022 2023G Provides fee - based gathering, fractionation, transportation, marketing and storage services linking key NGL market centers NATURAL GAS LIQUIDS ONE OF THE LARGEST INTEGRATED NGL SERVICE PROVIDERS Primary NGL transportation provider for the Williston Basin/PRB and Mid - Continent Value chain connectivity from the Williston Basin to the Gulf Coast ~200 connections with natural gas processing plants ~900,000 bpd f ractionation capacity Optimization Marketing Transportation & Storage Exchange Services ~5% Expect 2023 earnings to be >90% fee based Natural Gas Liquids Pipelines Growth Projects Natural Gas Liquids Fractionator Isomerization/Hydrogen Unit (a) NGL Market Hub (a) ONEOK’s 10,000 bpd isomerization unit in Conway, Kansas, is used to convert normal butane to iso - butane when market conditions a re favorable. The facility uses a steam reformation process to create hydrogen from methane, then combines hydrogen with normal butane to create iso - butane.

NATURAL GAS LIQUIDS

REGIONAL VOLUME UPDATE

- **Rocky Mountain**:
  - 17% increase in NGL raw feed throughput compared with the first quarter 2023.
- **Mid-Continent**:
  - 8% increase in NGL raw feed throughput compared with the first quarter 2023.
- **Gulf Coast/Permian**:
  - 12% increase in NGL raw feed throughput compared with the first quarter 2023.
- **Growth Projects**:
  - MB-5 Fractionator – completed and operational in April 2023.
  - MB-6 Fractionator – expected to be completed in the first quarter 2025.

Average Raw Feed Throughput Volumes[a]			
Region	**First Quarter 2023**	**Second Quarter 2023**	**Average Bundled Rate** *(per gallon)*
Rocky Mountain[b]	321,000 bpd	**374,000 bpd**	~ 27 cents[e]
Mid-Continent[c]	519,000 bpd	**560,000 bpd**	~ 9 cents[e]
Gulf Coast/Permian[d]	416,000 bpd	**465,000 bpd**	~ 6 cents[f]
Total	1,256,000 bpd	**1,399,000 bpd**	

NGL Raw Feed Throughput Volumes[a]
(MBbl/d)


1,084
1,198
1,237
1,265-1,385
2020
2021
2022
2023G

(a) Represents physical raw feed volumes on which ONEOK provides transportation and/or fractionation services.
(b) Rocky Mountain: Bakken NGL and Elk Creek NGL pipelines.
(c) Mid-Continent: ONEOK transportation and/or fractionation volumes from Overland Pass pipeline (OPPL) and all volumes originating in Oklahoma, Kansas and the Texas Panhandle.
(d) Gulf Coast/Permian: West Texas NGL pipeline system, Arbuckle Pipeline volume originating in Texas and any volume fractionated at ONEOK's Mont Belvieu fractionation facilities received from a third-party pipeline.
(e) Includes primarily transportation and fractionation, and the impact of incentivized ethane in the region.
(f) Includes transportation only and transportation and fractionation.

PAGE 15

ONEOK

PAGE 16 GLOBAL NGL DEMAND OUTLOOK Source: S&P Global Platts DIVERSE USES DRIVE DEMAND GROWTH 0 4 8 12 16 20 2000 2010 2020 2025 2035 2045 2050 Global NGL Demand Forecast (Million bpd) LPG Ethane NGL Demand Growth Drivers Ethane Petrochemical Demand Liquified Petroleum Gas (LPG) Petrochemical Demand Residential Transportation Fuel Petrochemical Demand Health Care Products Vehicle, Battery Components Building Materials Cooking Home Heating ~20% Growth 2020 - 2050 >60% Growth 2020 - 2050

PAGE 17 Primarily fee - based contracts with a POP (a) component Primary natural gas processer in the Williston Basin ~2.8 Bcf /d of natural gas processing capacity (~ 1.9 Bcf /d in the Williston Basin) 23 natural gas processing plants Provides gathering, compression, treating and processing services to producers. NATURAL GAS GATHERING AND PROCESSING SERVING PRODUCERS IN KEY BASINS (a) Percent of Proceeds. 84% 87% 86% 86% 78% >75% 16% 13% 14% 14% 22% <25% 2018 2019 2020 2021 2022 2023G Fee Based Commodity Expect 2023 earnings to be >75% fee based Natural Gas Gathering Pipelines ONEOK Processing Plants

PAGE 18 REGIONAL VOLUME UPDATE 1,048 1,268 1,321 1,360 – 1,560 735 635 652 680 - 780 2020 2021 2022 2023G Processed Volumes (MMcf/d) Rocky Mountain Mid-Continent 1,783 1,903 1,973 2,040 – 2,340 ◆ Rocky Mountain: ▪ 8% increase in processed volumes compared with the first quarter 2023. ▪ 284 wells connected year - to - date ◇ Expect to connect 475 – 525 in 2023. ◆ Mid - Continent: ▪ 23 wells connected year - to - date ◇ Expect to connect 45 – 55 in 2023. NATURAL GAS GATHERING AND PROCESSING Average Processed Volumes Second Quarter 2023 First Quarter 2023 Region 1,473 MMcf /d 1,361 MMcf /d Rocky Mountain 717 MMcf/d 752 MMcf/d Mid - Continent 2,190 MMcf/d 2,113 MMcf/d Total

PAGE 19 1.1 3.2 193 43 0 50 100 150 200 250 1.0 1.5 2.0 2.5 3.0 3.5 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 WILLISTON BASIN PRODUCTION EFFICIENCY 442 622 756 829 950 1,053 1,048 1,268 1,321 1,460 1,045 359 475 - 525 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023G Well Connects Gas Processed ( MMcf /d) ONEOK’s processed volumes have increased ~ 3x with ~1/3 the well connects (2014 – 2022) Rising Gas - to - Oil Ratios (GORs) Expanding Core Driven by Improved Drilling and Completion Technologies Increased Coordination Between Producers & Midstream Operators Driving Higher Gas Capture Rig Count Gas Production ( Bcf /d) Basin - wide natural gas production has increased ~3x since 2014, with ~20 % of the rigs May - 23

PAGE 20 1.46 1.79 2.04 2.78 1.00 1.50 2.00 2.50 3.00 - 500 1,000 1,500 2,000 2,500 3,000 3,500 2016 2017 2018 2019 2020 2021 2022 2023 Gas Produced (MMcf/d) Oil Produced (MBbl/d) GOR WILLISTON BASIN PRODUCTION RISING GAS - TO - OIL RATIOS (GORS) AND GAS CAPTURE PRESENT OPPORTUN ITIES Williston Basin GORs have increased ~90% since 2016. - 500 1,000 1,500 2,000 2,500 3,000 3,500 2016 2017 2018 2019 2020 2021 2022 2023 Gas Produced (MMcf/d) Gas Flared (MMcf/d) • Statewide flaring: ~150 MMcf/d • Estimated flaring on ONEOK’s dedicated acreage: ~ 90 MMcf /d Statewide flaring has decreased from 36% in 2014 to ~5% in May 2023. May - 23 May - 23

PAGE 21 INCREASING GORS RESULT IN NATURAL GAS VOLUME GROWTH Sources: North Dakota Industrial Commission and North Dakota Pipeline Authority. Note: Approximately 70 basin - wide completions per month needed to hold crude oil production flat at approximately 1.1 million ba rrels per day. - 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 ND Oil, MMBOPD - 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 6,000,000 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 Gas, MMcfd 1.3 MMBOPD Flat 1.2 MMBOPD Flat 1.1 MMBOPD Flat 1.4 MMBOPD Flat 1.3 MMBOPD Flat 1.2 MMBOPD Flat 1.1 MMBOPD Flat 1.4 MMBOPD Flat Jan. 2023 Gas Prod.

PAGE 22 WILLISTON BASIN PRODUCTION Source: North Dakota Pipeline Authority, as of March 2023. INCREASING PRODUCTION WITH FEWER RIGS AND IMPROVING WELL PERFORM ANCE - 100,000 200,000 300,000 400,000 500,000 600,000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 Production Month North Dakota Natural Gas Performance (Average Well Production, Mcf) 2014 2015 2016 2017 2018 2019 2020 2021 2022 IP Year - 50,000 100,000 150,000 200,000 250,000 300,000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 Production Month North Dakota Crude Oil Performance (Average Well Production, Bbl) 2014 2015 2016 2017 2018 2019 2020 2021 2022 IP Year

PAGE 23 NATURAL GAS PIPELINES CONNECTIVITY TO KEY MARKETS Provides fee - based natural gas transportation and storage services, and direct connectivity to end - use markets 97% 99% 98% 98% (a) 95% >95% 2018 2019 2020 2021 2022 2023G Fee Based Commodity Connected directly to end - use markets: Local gas distribution companies, electric - generation facilities, large industrial companies 57.4 billion cubic feet natural gas storage capacity Historically >95% transportation capacity contracted Expect 2023 earnings to be > 95 % fee based Natural Gas Pipelines Joint ventures (50% ownership interest) Natural Gas Pipelines Storage (a) Excludes the impact of natural gas sales related to Winter Storm Uri during the first quarter 2021.

NATURAL GAS PIPELINES – MARKET CONNECTED

Intrastate Pipeline System

- Connectivity between key markets
  - Bi-directional between Mid-Continent and Permian Basin; Mexico markets; Gulf Coast market through pipeline interconnects
- Significant storage position creates reliability and optionality for customers
  - Recently completed a 4 Bcf expansion of ONEOK's natural gas storage capabilities in Oklahoma
- Average contract tenure: ~ 10 years

Pipeline Capacity:	~ 5.5 Bcf/d[a]
Storage Capacity:	57.4 Bcf
Processing plant connections:	> 60
Third-party power generation served:	~ 12,000 megawatts
Pipeline and customer interconnects:	~ 100



COLORADO
KANSAS
OKLAHOMA
STACK
SCOOP
WOODFORD
CANA-WOODFORD
NEW MEXICO
BARNETT SHALE
TEXAS
Intrastate Pipelines
Storage
Roadrunner (50% ownership interest)

(a) Includes Roadrunner Gas Transmission, in which ONEOK has a 50% ownership interest.
(b) Includes Northern Border Pipeline, in which ONEOK has a 50% ownership interest.

Interstate Pipeline System



BAKKEN SHALE
WILLISTON BASIN
MONTANA
NORTH DAKOTA
MINNESOTA
WISCONSIN
SOUTH DAKOTA
MICHIGAN
WYOMING
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
KANSAS
MISSOURI
KENTUCKY
OKLAHOMA
ARKANSAS
TENNESSEE
Interstate Pipeline
Northern Border (50% ownership interest)

Pipeline Capacity:	> 5.5 Bcf/d[b]
Third-party power generation served:	~ 5,000 megawatts
Pipeline and customer interconnects:	~ 120

- Connected with all major supply basins through third-party interconnections
- Opportunities: compressor replacements and upgrades
  - Electric, hybrid and more efficient natural gas compressors provide significant emissions reductions
  - Viking Gas Transmission compressor electrification project expected to cost $95 million and be complete in third quarter 2023

PAGE 24

ONEOK

PAGE 25 ◆ Originating at the Waha Hub traversing west connecting at the International Boundary with a new pipeline under development in Mexico for intended delivery to an export facility on the West Coast of Mexico. ◆ Saguaro has filed with FERC for approvals to operate the border crossing facility. ◆ Final investment decision on the potential pipeline is expected later in 2023. Connecting the Permian Basin with: Export facilities and international markets 2.8 billion cubic feet o f ultimate design capacity 155 miles of 48 - inch - diameter intrastate pipeline SAGUARO CONNECTOR PIPELINE Transporting natural gas from West Texas to the Mexico Border Intrastate pipeline originating at the Waha Hub PROPOSED PROJECT OVERVIEW

PAGE 26 NON - GAAP RECONCILIATION Key Guidance Assumptions 24% Book income tax rate 449.7 million Average diluted shares outstanding (a) Original guidance, issued on Feb.27, 2023, included a total impact of $539.3 million related to the Medford incident, com pri sed of a one - time insurance settlement gain of $779.3 million partially offset by an estimated $240 million primarily related to third - party fractionation costs, which ONEOK expected to incur in 2023. (b) Updated guidance results in a diluted earnings per common share range of $5.32 - $5.76. (c) Excludes the impact of the pending merger with Magellan Midstream Partners and future merger - related costs, to be comparable with the original guidance provided on Feb. 27, 2023. Note: ONEOK currently expects the 2023 annual dividend to common shareholders to be fully taxable. Non - GAAP Reconciliation ($ in millions) Updated 2023 Guidance Range (c) 2022 2021 Reconciliation of net income to adjusted EBITDA $2,590 - $2,390 $1,722 $1,500 Net income (a) (b) 675 - 695 676 733 Interest expense, net of capitalized interest 675 - 695 626 622 Depreciation and amortization 810 - 740 527 484 Income tax expense 25 - 55 69 41 Noncash compensation expense and other $4,775 - $4,575 $3,620 $3,380 Adjusted EBITDA (a)

Arbuckle II Pipeline completed restoration — Oklahoma ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

PAGE 28 MISSION, VISION AND VALUES CORE VALUES: Our Compass We commit to a zero - incident culture for the well - being of our employees, contractors and communities and to operate in an environmentally responsible manner. Safety & Environmental We act with honesty, integrity and adherence to the highest standards of personal and professional conduct. Ethics We respect the uniqueness and worth of each employee, and believe that a diverse, inclusive workforce is essential for a sense of belonging, engagement and performance. Diversity & Inclusion We hold ourselves and others accountable to a standard of excellence through continuous improvement and teamwork. Excellence We invest our time, effort and resources to serve each other, our customers and communities. Service We seek to develop creative solutions by leveraging collaboration through ingenuity and technology. Innovation MISSION: Why we exist VISION: What we want to be We deliver energy products and services vital to an advancing world. To create exceptional value for our stakeholders by providing solutions for a transforming energy future.

PAGE 29 Oil and Gas Storage and Transportation Industry Industry Mover Top 10% S&P Global ESG Score 2022 As of Feb. 7, 2023 ESG PERFORMANCE RECOGNIZED ONEOK received an MSCI ESG Rating of AAA As of 2023 Latest ESG report available at www.oneok.com/sustainability Included in the FTSE4Good Index series As of June 2023 Sustainalytics ESG Risk Rating Lowest risk quintile, indicating risk management in the top 20% of the Refiners and Pipelines industry As of 2022

ONEOK'S SUSTAINABILITY JOURNEY

MILESTONES ON OUR PATH TO CONTINUOUS IMPROVEMENT

2009

1st ESG report published

GHG emissions reporting

Added safety and health metric to incentive program

2010

GRI reporting

2014

Added environmental metric to incentive program

2017

Formed new Sustainability Group

2018

Conducted first GRI materiality assessment

2019

Established ESG Council

Published Performance Data Table

Included in DJSI North American Index

2020

Renewables team established

Joined ONE Future

SASB reporting

External assurance received on several E&S metrics

2021

Announced 2030 GHG Emission Reduction Target

Added reporting references to TCFD

Perfect score in the Human Rights Campaign's Corporate Equality Index

2022

Achieved GHG reductions equating to approximately 20% of the 2030 target

MSCI ESG Rating of AAA

Formed Alternative Energy Solutions and ONEOK Ventures business groups

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ONEOK

ESG INITIATIVES AND PRACTICES - HIGHLIGHTS

COMMITTED TO SAFETY & THE ENVIRONMENT

Absolute emissions reduction target: 2.2 million metric ton reduction of combined Scope 1 and 2 GHG emissions by 2030[(a)].

Member of ONE Future Initiative: Committed to a methane emissions intensity target.

Sustainability and Alternative Energy Solutions groups: Promote sustainable business practices and evaluate energy transformation opportunities.

Committed to safe operations and proactive community outreach: Including pipeline safety outreach and open house events for growth projects.

OUR PEOPLE & COMMUNITIES

>$9 million contributed to local communities and **~15,000 hours volunteered** in 2022.

~$2.8 million (>30% of total giving) contributed to D&I-related organizations in 2022.

Company sponsored Business Resource Groups

Inclusive employee benefits: Including adoption assistance, fertility services, mental health benefits, domestic partnership benefits and more.

EFFECTIVE GOVERNANCE & OVERSIGHT

Diverse board of directors: Members elected annually, including a nonexecutive independent board chair and independent committee chairs. **90% independent; 20% female; 20% racial or ethnic minority.**

Executive compensation: Aligned with business strategies.

Environmental and safety performance metrics: Included in short-term incentive compensation for all employees.

(a) ONEOK is targeting an absolute greenhouse gas emissions reduction of 2.2 million metric tons (MMT) of combined Scope 1 and Scope 2 emissions by 2030, which represents a 30% reduction in total operational emissions attributable to ONEOK assets in 2019.

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ONEOK

PAGE 32 ABSOLUTE EMISSIONS REDUCTION TARGET (a) ONEOK is targeting an absolute greenhouse gas emissions reduction of 2.2 million metric tons (MMT) of combined Scope 1 an d S cope 2 emissions by 2030, which represents a 30% reduction in total operational emissions attributable to ONEOK assets in 2019. Note: Scope 1 emissions are defined as emissions that result directly from operations. Scope 2 emissions are defined as indir ect emissions that occur from the consumption of energy generated by other entity, such as a utility. 1.1 3.1 Total 2019 Scope 1 & 2 Emissions (MMT CO 2 e) Emissions Reduction Opportunities Scope 1 Scope 2 Electricity Consumption Carbon Dioxide (CO 2 e) Methane Emissions (in CO 2 e) 3.0 2.2 MMT Reduction Combined Scope 1 & 2 Emissions by 2030 (a) 7.2 MMT Total Scope 1 & 2 • Electrification of natural gas compression assets. • Methane emission mitigation through best management practices. • System optimizations. • Collaborating with utility providers to increase the availability of lower - carbon power options. Achieved reductions equating to ~20% of our total reduction target as of Dec. 31, 2022

PAGE 33 ONEOK is helping lead efforts to reduce natural gas flaring in the Williston Basin, reducing GHG emissions and capturing additional volume. ONEOK has added ~1.7 Bcf/d of processing capacity over the last 10 years to help increase natural gas capture in the Williston Basin. Statewide flaring has decreased to ~5% in 2023 from 36% in 2014. Natural Gas Capture ONEOK interconnects with renewable natural gas (RNG) facilities including landfills and dairy farms and provides connectivity to end - use markets. Transporting ~4.5 MMcf /d of RNG from third - parties in 2022, preventing >750,000 metric tons of C0 2 e from being released. Currently connected with six RNG facilities with additional connections expected in 2023. Renewable Natural Gas The use of electric powered compressors provides an opportunity to reduce GHG emissions from combustion. Gathering and processing segment compression is >60% electric; Rockies Region compression >85% electric. Completing a compression electrification project on the Viking Gas Transmission pipeline to improve operational reliability while lowering Scope 1 emissions. Compression Asset Electrification INNOVATION AND INFRASTRUCTURE PROJECTS TO REDUCE EMISSIONS